

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 24, 2016

<u>Via E-mail</u>
Mr. Gregory J. Gutting
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA 16530

Re: **Erie Indemnity Company**
        Form 10-K for the Fiscal Year Ended December 31, 2015
        Filed February 25, 2016
        File No. 000-24000

Dear Mr. Gutting:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

<u>Notes to Financial Statements</u>
<u>Note 13. Related Party</u>
<u>Expense allocations, page 66</u>

1. Please provide us the following information regarding claims related activities:
    - The amount of costs you incurred for each period presented;
    - The amount reimbursed for each period presented;
    - Whether and, if so, to what extent the amount reimbursed included a profit element;
    - Your accounting treatment for the amount reimbursed including your accounting analysis with reference to the applicable authoritative literature; and
    - How you considered these activities in concluding, as indicated in Note 2 Retrospective adoption of recently issued accounting standards on page 43, that compensation received from the attorney-in-fact fee arrangement with the subscribers is commensurate with the level of effort required to perform those services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance